UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-132602

Cowen Group, Inc.
(Exact name of registrant as specified in its charter)

c/o Cowen Holdings, Inc.
1221 Avenue of the Americas, New York, New York 10020
(646) 562-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

                    Common Shares, par value $0.01 per share: One

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Cowen Holdings, Inc. (as successor by merger to Cowen Group, Inc.) has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Cowen Holdings, Inc. (as successor to Cowen Group, Inc.)
Date:	November 2, 2009	By: /s/ J. Kevin McCarthy
		Name:	J. Kevin McCarthy
		Title:	General Counsel and Corporate Secretary